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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Adrian Rothwell Appointed CFO, Project Update

KSK10-32

Vancouver, BC – December 23, 2010: Kiska Metals Corporation ("Kiska" or “the Company”) is pleased to announce the appointment of Adrian Rothwell, CA, to the position of Chief Financial Officer effective January 4, 2011.   Mr. Rothwell holds a Bachelor in Economics from Macquarie University, Sydney, Australia and is a Chartered Accountant with the Institute of Chartered Accountants of British Columbia and Australia.  Mr. Rothwell is currently Chief Financial Officer of Centurion Minerals Ltd. and MBMI Resources Inc., and has held senior positions within the mining industry for the last 15 years.

Kiska’s Board of Directors and management would like to acknowledge the dedication and contribution of Dorothy Miller who is stepping down as Kiska’s CFO to join Evrim Metals Corporation in a similar capacity; Kiska recently sold its Mexican subsidiary to Evrim (see news release dated October 7, 2010) and Evrim is in the process of listing on the TSX Venture Exchange.  Reflecting on Mrs. Miller’s contribution at Kiska, it is anticipated that Mrs. Miller will play a key role in the success of this new junior explorer.

PROJECT UPDATE

Colorback Leased to Desert Hawk Resources

Kiska has signed a lease/purchase agreement with Desert Hawk Resources Inc. (“Desert Hawk”) on the Company’s wholly owned Colorback Project located in the center of the prolific Cortez-Battle Mountain Trend, Nevada.  Gold mineralization has been identified in brecciated Upper Plate siliciclastic rocks including intersections from three short drill holes in 2006 which returned 3.96 metres of 4.08 g/t gold, 4.12 metres of 2.74 g/t gold and 3.05 metres of 3.65 g/t gold plus numerous other anomalous intervals.  Significant untested potential remains in these Upper Plate rocks in settings similar to those in the Battle Mountain District, however, the most compelling conceptual exploration model for the property involves testing the Lower Plate stratigraphy at depth in a setting analogous to the nearby Cortez and Pipeline deposits.

Desert Hawk has agreed to an option to purchase the property for a period that commenced November 2, 2010 and terminates on November 2, 2029.  During the first five years of the agreement, the property may be purchased for US$1,000,000 including any advanced royalty payments and a buy-down of the net smelter royalty (“NSR”) from 2.5% to 2.0%.  Following the first 5 years, the property may be purchased for US$5,000,000 including any advanced royalty payments and a buy-down of the NSR from 2.5% to 2.0%.  Desert Hawk has agreed to an advanced royalty payment schedule of US$50,000 on signing and every anniversary for the next four years, escalating to US$75,000 on the 5th through 9th anniversaries, followed by US$100,000 annual payments until the end of the lease.

Desert Hawk is a privately-held New York-based company headed by Tim Master, the former Exploration Manager for Geoinformatics Explorations Inc. and the Colorback Project. Mr. Master will continue with the design and planning of the evaluation program for the project as President and COO of Desert Hawk.  Exploration plans for 2011 include further consolidation of the land position and the RC - core drilling of both the shallow and deep targets generated during the 2006-2007 effort by Geoinformatics.

Gillis Optioned to CVC Cayman

CVC Cayman Ventures Corp. (“Cayman”) has signed an option to earn a 51% interest in the Company’s Gillis Project by incurring $2,000,000 in exploration expenditures, making $155,000 in cash payments and issuing 250,000 Cayman shares prior to 2014.  Cayman may increase its interest to 60% by incurring an additional $1,000,000 in exploration by end of 2015.  The agreement became effective November 27, following acceptance of the Gillis Project as the Company’s qualifying transaction with the TSX Venture Exchange.

The Gillis Project hosts precious metal mineralization discovered in 2008 located 30 km southwest of Merritt, British Columbia. The property work has progressed from conceptual targetting through reconnaissance stream sediment and soil sampling to extensive soil geochemical grid sampling outlining large areas of anomalous gold, silver, arsenic and antimony soil values. Mineralization found to date is hosted in quartz veins within host rocks that are variably altered to silica, sercite, pyrite and ankerite. The property is adjacent to the major Fraser River Fault system, which could provide a structural control for the mineralization at the Gillis. Gold-silver mineralization has been identified in three areas highlighted by a 30 cm grab sample at the Fort Showing returning 19.65 g/t gold and 201 g/t silver.

Cayman will undertake an exploration program in the spring focused on trenching as well as mapping and prospecting. The trenching will ascertain the orientation, extent and grade of promising mineralization discovered to date. In addition, Cayman will expand the prospecting program that led to the initial gold discoveries at Gillis.

Brixton Completes Qualifying Transaction on the Thorn Project

Brixton Metals Corporation (“Brixton”) announced December 7 that it had received approval for its qualifying transaction including Kiska’s Thorn Project located 139 km south of Atlin, British Columbia.  Brixton had been granted an option to acquire a 51% interest in the Thorn by making cash payments totaling $200,000, issuing 400,000 shares and incurring a total of $5,000,000 in exploration expenditures on or before the fourth anniversary of the Effective Date of the agreement, December 12, 2014.  After earning a 51% interest, Brixton may elect to increase its interest to 65% by spending an additional $10,000,000 in property expenditures within three years of this election.

The Thorn is host to multiple styles and episodes of mineralization including intermediate to high sulphidation gold-silver-copper veins analogous to the El Indio deposit in Chile and the La Bodega deposit in Colombia, breccia-hosted silver-lead-zinc-gold, porphyry copper-molybdenum and sedimentary replacement gold-silver-zinc.  Mineralized and altered rock associated with the high sulphidation veins cover an approximate area of 6000 x 6000 metres and over 1000 metres in vertical extent.  High sulphidation vein systems have a demonstrated strike length of 3.7 kilometres, most of which is untested, with room to easily expand the known strike length of the systems; drill holes show that there are high grade intercepts (e.g. 4.44 g/t gold, 407.9 g/t silver and 2.95% copper over 4.2 metres; THN05-37) within widespread low grade zones (e.g. 1.27 g/t gold, 16.7 g/t silver and 0.19% copper over 56.1 metres; THN04-29).  Typical intersections in the breccia-style mineralization include 38.6 metres of 1.22 g/t gold and 103 g/t silver (THN03-19) and 40.7 metres of 0.83 g/t gold and 119 g/t silver (THN03-21).

Brixton plans a minimum $1 million diamond drilling program for the Thorn property in 2011 directed entirely at high-sulphidation vein targets. Approximately 2200 metres of drilling in 8 to 12 holes are planned, testing the Talisker Corridor, geophysical anomalies displaying similar chargeability and resistivity characteristics to the Talisker Corridor and stratigraphically-controlled mineralization at the intersection of vein corridors and an overlying unconformity. Geochemical sampling and prospecting will also be undertaken to identify the source of high-grade gold and silver mineralization found in float boulders.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT:  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  This News Release includes certain “forward-looking statements”.  Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Kiska’s expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators.  Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.